EXHIBIT 12.1


              Synthetech Reports First Quarter Fiscal 2005 Results
              ----------------------------------------------------

Albany, Oregon, August 2, 2004 - Synthetech, Inc. (Nasdaq:NZYM) today announced financial results for the first quarter of fiscal 2005, which ended June 30, 2004. Revenue for the first quarter of fiscal 2005 was $2.7 million, a 55% increase compared to revenue of $1.8 million in the first quarter of fiscal 2004. Operating loss for the current quarter was $419,000, compared to $1.1 million for the same period last year. Net loss for the current quarter was $412,000, or $0.03 per share, compared to last year's first quarter net loss of $1.1 million, or $0.08 per share. International sales represented 7% and 22% of total revenue for the first quarters of fiscal 2005 and 2004, respectively. Quarterly fluctuations in the level of international revenue are project dependent and not reflective of any trend.


                                Synthetech, Inc.
                       Condensed Statements of Operations
                             (Dollars in thousands)

                                           First Quarter Ended June 30,
                                                2004         2003
                                             ---------    ---------
                                                   (unaudited)
Revenue                                      $  2,741     $  1,773
Cost of revenue                                 2,471        2,201
                                             ---------    ---------

Gross income (loss)                               270         (428)

Research and development                          126          196
Selling, general and administrative               563          481
                                             ---------    ---------
  Total operating expense                         689          677
                                             ---------    ---------

Operating loss                                   (419)      (1,105)

Interest income                                     9           12
Interest expense                                   (2)          (2)
                                             ---------    ---------

Loss before income taxes                         (412)      (1,095)
Income taxes                                        -            -
                                             ---------    ---------
Net loss                                     $   (412)    $ (1,095)
                                             =========    =========

Basic and diluted loss per share             $  (0.03)    $  (0.08)
                                             =========    =========

Commenting on the results, M. `Sreeni' Sreenivasan, President and CEO, stated, "While the Company is involved in numerous customer projects, a couple of large-scale projects provided the majority of this quarter's revenue. The level of revenue in relation to the fixed cost structure resulted in a net loss. We continue to rely on a few large-scale projects, and face the unpredictable ordering cycles inherent for small to medium projects, as those projects that don't fall out of the drug development pipeline move through it in `stop and go' fashion. We are encouraged by the fact that our products are key building blocks in a number of drugs currently in mid- to advanced phases of clinical trials. While the clinical and regulatory fate of our customers' drugs is beyond our control, if eventual approval and successful commercialization of even a few of these drugs were to occur, it likely would create a more stable future revenue base. We are continuing to focus our strategic efforts on developing recurring revenue streams in our goal of returning to sustainable profitability".

Synthetech operates in a challenging business environment, characterized by the unpredictable dynamics and life cycle of pharmaceutical projects, which can lead to rapid fluctuations in the mix of projects and revenues from period to period. Because the uncertainties inherent in development projects remain outside the Company's control, it remains difficult to predict the progress, timing and revenue potential of these projects.

About Synthetech
Synthetech, Inc. is a fine chemicals company specializing in organic synthesis, biocatalysis and chiral technologies. Synthetech develops and manufactures amino acid derivatives, specialty amino acids, peptide fragments, and proprietary custom chiral intermediates primarily for the pharmaceutical and cosmeceutical industries. Synthetech's products support the development and manufacture of therapeutic peptides and peptidomimetic small molecule drugs at every stage of a customer's clinical development pipeline, and are used as ingredients in drugs for the treatment of AIDS, cancer, cardiovascular and other diseases, and in cosmeceuticals.

Forward-Looking Statements
This press release includes "forward looking" information (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), including, without limitation, statements regarding: future performance, growth and operating results of the Company; and regulatory approvals and commercialization of customer drugs. Investors are cautioned that forward-looking statements involve risks and uncertainties, and various factors could cause actual results to differ materially from those in the forward-looking statements. The risks and uncertainties include, but are not limited to, the following: the uncertain market for products; potential termination or suspension by customers of significant projects or cancellation of orders prior to shipment; and failure of customer drugs to receive regulatory approval or market acceptance. Investors are directed to the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004, for a further description of risks and uncertainties related to forward-looking statements made by the Company as well as to other aspects of the Company's business.

MORE INFORMATION: Web site: www.synthetech.com
                  E-mail: investor@synthetech.com

CONTACT:          M. "Sreeni" Sreenivasan, President & CEO
                  Gary Weber, CFO
                  PO Box 646
                  Albany, Oregon  97321
                  541 967-6575